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SEC FILE NUMBER
8-67580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITY CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 NORTH MICHIGAN AVENUE, SUITE 3200
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOCHFELDER & WEBER, P.C.
(Name – *if individual, state last, first, middle name*)

525 WEST MONROE - #910	CHICAGO	ILLINOIS	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARK TIMMERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITY CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHARON STEWART
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/27/22

Mark Timmerman
Signature

MANAGING DIRECTOR
Title

Sharon Stewart
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2019

PUBLIC

CITY CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

CITY CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS	
Cash	$ 3,380,162
Accounts Receivable - operations	66,245
Misc Receivable	971
Total Current Assets	3,447,378
FIXED ASSETS	
Leasehold Improvements	35,828
Office Equipment	99,357
Office Furniture	107,844
Total Fixed Assets	243,029
Less: Accumulated Depreciation	(221,294)
Net Fixed Assets	21,735
OTHER ASSETS	
Deposits	82,791
Prepaid Expenses	30,973
Startup Costs (Net of Amortization)	692
Total Other Assets	114,456
TOTAL ASSETS	$ 3,583,569

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 593,026
Accrued Payroll Liabilities	20,605
Accrued Bonuses Payable	217,663
Accrued Shared Investment Banking Fees	442,500
Total Current Liabilities	1,273,794
LONG TERM LIABILITIES	
Deferred Rent Payable	352,916
EQUITY	
Members' Equity	1,956,859
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,583,569

The accompanying notes are an integral part of these statements.

CITY CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. NATURE OF BUSINESS

City Capital Advisors, LLC (the "Company"), a Delaware limited liability company, is a results-oriented investment and merchant banking advisory firm dedicated to delivering privately-held companies and their owner's optimal performance in capitalizing on the value of their companies. The Company was formed May 5, 2005, and will continue operations perpetually unless terminated in accordance with the operating agreement. The Company is a registered FINRA broker-dealer and SIPC member firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $12,782.00 for the year ended December 31, 2019.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income tax, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2015.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2019, the Company considers all accounts receivable to be collectible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

The Company's revenues are derived mainly from investment banking fees and related financial advisory services. Investment banking fee revenue is recognized upon the consummation of a transaction with various clients. Other financial advisory revenue is recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable, and the collectivity is reasonably assured.

SHARED INVESTMENT BANKING FEES

Shared investment banking fees represent payments made to independent contractors and employees for services rendered as part of an investment banking arrangement and are expensed as they are incurred.

3. COMMITMENTS

The Company leases one separate office spaces in Chicago, Illinois under one non-cancelable operating lease expiring November 30, 2028. The Company is also responsible for operating expenses and real estate taxes under the lease. Under the current lease, the Company is receiving 12 months of rent abatement beginning on December 1, 2017.

The Company also entered into two equipment leases in July 2019 which expire Nov 2024. The monthly payment, including taxes and fees, is $1,770.

The future minimum rental payments (including estimated operating expense and real estate taxes) required under the lease is as follows:

Year Ending December 31	Amount
2020	376,020
2021	358,898
2022	363,472
2023	368,046
2024	372,620
2025	377,194
2026	381,768
2027	386,342
2028	390,916
Total	$ 3,375,276

Rent Expense amounted to $365,519.23 for 2019.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2019, the Company had adjusted Net Capital and Net Capital requirements of $1,753,452 and $84,920, respectively.

5. MAJOR CUSTOMERS

At December 31, 2019 one client accounted for 45% of total accounts receivable. During 2019, seven clients accounted for 25%, 24%, 10%, 7%, 7%, 6%, and 6% of total revenue, respectively. No other client accounted for more than 6% of 2019 revenue.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a Chicago financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, $3,132,721 was uninsured.

7. REVENUE SHARE INCOME

The revenue share income in 2019 was $228,850 received from City Capital Ventures, an unrelated party. As part of the revenue share agreement, City Capital Ventures receives from the Company office space consisting of private and semi private offices, a cubicle, and the use of its conference rooms and kitchen. The Company also provides overhead support that include but is not limited to administrative support, copiers/printers, office supplies, phone equipment, IT support, phone and internet service.

8. RETIREMENT PLAN

The Company maintains a Simple IRA plan for eligible employees. The Company is required to make a non-elective contribution in the amount of 2% of gross wages to the plan and can make additional contributions at the discretion of the Board of Directors, within the limits imposed by the Internal Revenue Code. Total contributions to the plan by the Company were $19,110.30 for the year ended December 31, 2019.

9. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 14, 2020, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2019.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*******979*****************ALL FOR AADC 606
67580 FINRA DEC
CITY CAPITAL ADVISORS LLC
444 N MICHIGAN AVE STE 3200
CHICAGO, IL 60611-3906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 19,165.46

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,304.43)
7/19/19
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,861.03

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 10,861.03

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CITY CAPITAL ADVISORS
(Name of Corporation, Partnership or other organization)

Mark T[signature]
(Authorized Signature)

Dated the 28 day of January, 20 20.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,011,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): CCV revenue share / interest on savings / cashback on credit card (Deductions in excess of $100,000 require documentation)	234,319
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	234,319
2d. SIPC Net Operating Revenues	$ 12,776,972
2e. General Assessment @ .0015	$ 19,165.46

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